

**For Investors**: As schools align to the new science standards they can choose either the 'integrated' or 'discipline specific' sequence to order the units they will teach in each grade. We are showing a suggested unit order for each sequence but since our units are modular, schools can re-organize as needed.

# Grade 6-8 NGSS, CA Integrated Sequence

_____- Pilot units

| GRADE 6 Integrated | GRADE 7 Integrated | GRADE 8 Integrated |
|---|---|---|
| Intro: Teamwork, Science Journal, data and experimentation, safety | Intro: Nature of science, diversity of sci and engrs; SEPs and CCCs, review of Gr 6 topics | Intro: Nature of science, everyday technologies, slo-mo and time lapse of phenomena |
| Thermal Energy | Earth Systems | Motion and Forces |
| Weather Phenomena | Properties of Matter | Energy (PE and KE) |
| Climate | Elements, Compounds and Periodic Table | Electricity and Magnetism |
| Climate Change | Physical and Chem. Changes, Endo. & Exothermic processes | Waves and practical applications |
| Microscope (Sample unit) | Photosynthesis and Respiration | Earth's place in the Universe |
| Cells | Ecology | Geologic Time Scale |
| Body Systems | Natural Resources | Evolution of Life on Earth |
| Traits and Survival | | Human Impact (increased population and consumption) |



# Grade 6-8 NGSS, CA Discipline-specific Sequence

_____- Pilot units

| GRADE 6: Earth Science | GRADE 7: Life Science | GRADE 8: Physical Science |
|---|---|---|
| Intro: Teamwork, Garden Journal, Data and experimentation, safety | Intro: Nature of science, diversity of sci. and engrs., everyday technologies, safety | Intro: Nature of science, engineering, and technology, bios |
| Weather Phenomena | Microscope (Sample unit) | Properties of Matter |
| Climate | Cells | Elements, Compounds and Periodic Table |
| Climate Change | Body Systems | Physical & Chem. Changes, Endo and Exothermic processes |
| Natural Resources | Photosynthesis and Respiration | Motion and Forces |
| Earth Systems | Traits and Survival | Energy (PE and KE) |
| Earth's place in the Universe | Ecology | Electricity and Magnetism |
| Geological time scale | Evolution of Life on Earth | Thermal Energy |
| | Human Impact (incr. pop & consumption, incl. data) | Waves and practical applications |
| | | |